Exhibit 99.1

Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 13, 2026

To the Shareholders of
Blue Gold Limited:

NOTICE IS HEREBY GIVEN that you are cordially invited to attend the Annual General Meeting (the “Annual Meeting”) of shareholders of Blue Gold Limited, an exempted company limited by shares incorporated under the law of the Cayman Islands (the “Company,” “we,” “us” or “our”). The Annual Meeting is to be held at 10:00 a.m., Eastern time, on July 13, 2026, virtually at https://www.cstproxy.com/bluegoldmine/2026. The Annual Meeting is held for the purpose of considering and voting on the following proposals:

1.      By ordinary resolution, to re-elect Candice Beaumont as a Class I director to serve until the Company’s 2029 annual general meeting or until her successor is duly elected and qualified or until her earlier death, resignation or removal in accordance with the Company’s articles of association; and

2.      To transact such other business as may properly come before the Annual Meeting or at any postponement or adjournment of the Annual Meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Annual Meeting.

Only shareholders of record at the close of business on May 27, 2026 are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Annual Meeting. We urge you to review the attached proxy statement and, regardless of whether you plan to attend the Annual Meeting in person, please vote your shares promptly by casting your vote online. You may revoke your vote by submitting a subsequent online vote before the Annual Meeting, or by voting in person at the Annual Meeting.

If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Annual Meeting and vote in person.

By Order of the Board of Directors,
/s/ Andrew Cavaghan
June 12, 2026	Andrew Cavaghan Director

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JULY 13, 2026

This Notice, Proxy Statement and our 2025 Annual Report are available online at www.bluegoldone.com.

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Blue Gold Limited
Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman, KY1-1108
Cayman Islands

PROXY STATEMENT

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the board of directors (the “Board”) of Blue Gold Limited, an exempted company limited by shares incorporated under the law of the Cayman Islands (the “Company,” “Blue Gold,” “we,” “us” or “our”), for the 2026 Annual General Meeting of Members (the “Annual Meeting”). The Annual Meeting is to be held at 10:00 a.m., Eastern time, on Monday, July 13, 2026, and at any adjournment or adjournments thereof, virtually at https://www.cstproxy.com/bluegoldmine/2026.

We will send or make these proxy materials available to shareholders on or about June 12, 2026.

GENERAL INFORMATION

Purpose of Annual Meeting

The purposes of the Annual Meeting are to seek shareholder approval of the following proposals:

1.      By ordinary resolution, to re-elect Candice Beaumont as a Class I director to serve until the Company’s 2029 annual general meeting or until her successor is duly elected and qualified or until her earlier death, resignation or removal in accordance with the Company’s articles of association; and

2.      To transact such other business as may properly come before the Annual Meeting or at any postponement or adjournment of the Annual Meeting.

The Board recommends a vote FOR the proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Annual Meeting?

Only shareholders of record of our Class A ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”), as of the close of business on May 27, 2026 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof. On the Record Date, 40,837,773 Ordinary Shares were issued and outstanding.

Each Ordinary Share in issue as at the Record Date is entitled on a poll to one vote on each matter properly brought before the Annual Meeting. Each resolution put to the vote at the Annual Meeting will be decided by poll. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Annual Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your Ordinary Shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote either online or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your Ordinary Shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of such shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the Ordinary Shares in your account. Your broker will not be able to vote your Ordinary Shares unless your broker receives specific voting instructions from you.

What constitutes a quorum and how will votes be counted?

No business shall be transacted at the Annual Meeting unless a quorum is present. The presence, in person or by proxy, of one or more persons holding at least a majority in par value of the issued Ordinary Shares conferring the right to attend and vote at the Annual Meeting will be a quorum. Abstentions and broker non-votes will be counted for the purposes of establishing a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of a proposal. In the event that a quorum is not present within half an hour from the time appointed for the meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.

Votes Required

Assuming a quorum is present as set out above, the proposal requires the affirmative vote of a simple majority of the votes of the shareholders as, being entitled to do so, vote in person or by proxy on the proposal.

How do I vote?

Your shares may only be voted at the Annual Meeting if you are entitled to vote and present in person or are represented by proxy. Regardless of whether you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote before or during the Annual Meeting online in accordance with the instructions included in the proxy card. Online voting procedures are designed to authenticate the identities of shareholders, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting at which the proxy is voted. Mere attendance at the Annual Meeting will not revoke a proxy. A revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the Ordinary Shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are a shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the Annual Meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding Ordinary Shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefor, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of Ordinary Shares held by them.

PROPOSAL NO. 1 — RE-ELECTION OF CLASS I DIRECTOR

The Board is responsible for managing the business of the Company, including establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chief Executive Officer and other officers.

Pursuant to the Company’s articles of association (the “Articles”), the directors of the Company are divided into three classes designated as Class I, Class II and Class III with each class consisting of as nearly equal number of directors as possible and directors assigned to each class by resolution of the Board. The Class I directors stand appointed for a term expiring at the Company’s first annual general meeting after the adoption of the Articles, which is this Annual Meeting. At the Annual Meeting, shareholders are being asked to re-elect Candice Beaumont, for a term of office expiring at the Company’s third succeeding annual general meeting after her appointment, being the Company’s 2029 annual general meeting, or until her successor is duly elected and qualified or until her earlier death, resignation or removal in accordance with the Articles.

If, as a result of circumstances not now known or foreseen, the nominee is unavailable to serve as a nominee for director at the time of the Annual Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies for the election of a substitute nominee who will be designated by the proxy holders or by the present Board. The Board has no reason to believe that the nominee will be unwilling or unable to serve, if elected as a director.

Proxies submitted on the accompanying proxy card will be voted for the election of the nominee listed below, unless the proxy card is marked otherwise.

Director Nominee

The name, position and age as of the Record Date of the individual who is our nominee for re-election as a Class I director is:

Name	Age	Position with the Company	Director Class	Term of Director
Candice Beaumont	52	Director	Class I	2025-First Annual General Meeting

Director Qualifications — General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board comprises a highly experienced group of leaders with deep expertise across mining, natural resources, investment management, corporate finance, capital markets, insurance, risk management, strategic transformation, governance, and international business development.

Collectively, the directors bring extensive experience in founding, leading, financing, and scaling businesses across multiple sectors and jurisdictions. Their backgrounds include executive leadership of public and private companies, private equity and venture capital investment, mergers and acquisitions, capital raising, IPO execution, corporate strategy, business transformation, and operational management.

The Board possesses significant expertise in the global mining and natural resources sector, including exploration, geology, project development, feasibility studies, technical due diligence, resource reporting standards (NI 43-101, JORC/CIM), mining finance, and the evaluation and management of large-scale mining projects, particularly in Africa, Central Asia, and Europe.

Financial and investment capabilities are a key strength of the Board, with members having held senior positions in investment banking, private equity, venture capital, family offices, capital markets, and special purpose acquisition companies (SPACs). Collectively, the directors have been involved in raising and managing billions of dollars of capital, executing major M&A transactions, underwriting substantial insurance liabilities, and overseeing investments across public and private markets.

The Board also benefits from extensive expertise in risk assessment, insurance, governance, and regulatory oversight, including leadership within the Lloyd’s insurance market and experience managing large underwriting portfolios and complex commercial risks.

Several directors have substantial international experience, having worked across North America, Europe, Africa, the Middle East, and Asia. This provides the Company with valuable insight into global markets, cross-border transactions, stakeholder engagement, and international business development.

The directors possess strong governance and advisory credentials through service on public company boards, private company boards, family office advisory councils, investment committees, and industry organizations. Their experience includes guiding companies through periods of growth, transformation, restructuring, public listings, and strategic transactions.

The Board’s educational and professional qualifications span law, philosophy, mining geology, geochemistry, business administration, finance, and management, supported by professional memberships, advanced degrees, and recognized industry expertise.

Overall, the Board offers a balanced combination of strategic leadership, technical mining knowledge, financial acumen, risk management expertise, entrepreneurial experience, and international business capability, providing strong oversight and guidance for the Company’s growth and long-term value creation.

Summary of Qualifications of Nominee for Director

Set forth below is a narrative disclosure that summarizes the specific qualifications, attributes, skills and experiences of the director nominee:

Candice Beaumont has served since 2016 as Chairman of the Salsano Group, a Panama-based family office and conglomerate invested in private equity. Since 2003, Ms. Beaumont has served as Chief Investment Officer of L Investments, a single-family office invested in public and private equity. Ms. Beaumont was a member of the Board of Directors of Clean Earth Acquisitions Corp. (Nasdaq: CLINU), which completed its initial public offering in February 2022 and completed its business combination with Alternus Energy Group in December 2023, as well as Israel Acquisitions Corp., which completed its IPO in January 2023. Beginning in March 2021, Ms. Beaumont began to serve as advisor to Athena Technology Acquisition Corp. (NYSE: ATHN.U), a special purpose acquisition company and completed its business combination with Heliogen, Inc. in December 2021 and as advisor of Springwater Situations Corp. (Nasdaq: SWSSU), a special purpose acquisition company formed to effectuate a merger or similar transaction with one or more businesses, which completed its initial public offering on August 25, 2021. She is a member of the NYU Stern Family Office Council serving on the Steering Committee, and is an Advisory Board member of the Family Office Association. From 2012 to 2014, Ms. Beaumont was a member of the Board of Directors of I2BF Venture Fund II, a “clean tech” venture capital firm with offices in Dubai, New York and London and regulated by the Dubai Financial Services Authority. Ms. Beaumont started her career in corporate finance at Merrill Lynch in 1996 and worked as an investment banker at Lazard Frères from 1997 to 1999, during which time she executed over $20 billion of merger and acquisition advisory assignments. Ms. Beaumont also worked in private equity at Argonaut Capital from 1999 to 2001. Ms. Beaumont obtained a bachelor’s degree in business administration (BBA) from the University of Miami, graduating first in her class with a major in International Finance and Marketing.

Recommendation of the Board

The Board recommends a vote FOR the re-election of Candice Beaumont as a Class I director.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.

OTHER MATTERS

The Board is not aware of any business to come before the Annual Meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

June 12, 2026	By Order of the Board of Directors
/s/ Andrew Cavaghan
Andrew Cavaghan Director